SCHEDULE 13D
CUSIP No. 00753T 10 5	Page 1 of 2 Pages

EXHIBIT 2

Ravenswood Investment Company, L.P. 52 Vanderbilt Avenue New York New York 10017 212-986-4800

June 26, 2006

By Facsimile and Fed-Ex

Gary Lloyd, Esq.
General Counsel
Advanced Marketing Services, Inc.
5880 Oberlin Drive
San Diego, California

Re: Summary of Issues and Concerns Discussed on the June 20, 2006 Conference Call with Robert E. Robotti, Matthew J. Day, Esq. and Chris Sansone, (Representing The Ravenswood Investment Company, L.P. and Affiliates) and Gary Lloyd, Esq. and Gary Singer, Esq. (Representing Advanced Marketing Services, Inc.)

Dear Mr. Lloyd:

We would like to first thank you and your outside counsel for taking the time to discuss with us certain significant issues relating to Advanced Marketing Services, Inc. ("Advanced Marketing" or "our company") on a conference call on June 20, 2006.  The Ravenswood Investment Company, L.P. and other companies with which I am affiliated own 1,316,931 shares of Common Stock, or 6.9% of the number of outstanding shares, of Advanced Marketing.  Thus, we are significant shareholders and have a significant amount of money at risk.  Accordingly, you can imagine our distress when our company suddenly deregistered its stock, suspending its financial and other reporting obligations.

This letter is intended to formally convey our concerns as to the condition and direction of our company and our suggestions for future shareholder communications.  We understood from our conversation that you were to meet with the Board of Directors of Advanced Marketing shortly after our conversation and that you would respond to us regarding the issues we raised.  Accordingly, we would like to highlight some of the major issues we discussed and reinforce certain of the suggestions we made on our call:

The five most significant issues relating to our company are in our view: (1) the current financial position of our company; (2) the reasons for the deregistration of our company's stock and its plans for future reporting of financial and other information; (3) our company's short-term and long-term strategic direction; (4) the reasons for the departure of Bruce C. Myers as president and chief executive officer of Advanced Marketing and his replacement by Gary M. Rautenstrauch, and (5) the reasons for and the intended outcome of any other recent staffing changes.

We have recommended that an initial investor conference call be scheduled in the near future.  This call should address the company's short-term objectives and long-term vision for Advanced Marketing, the thought process associated with the company's deregistration and the other issues highlighted above.

SCHEDULE 13D
CUSIP No. 00753T 10 5	Page 2 of 2 Pages

We believe that the best way to keep shareholders' confidence is to schedule and have regular communication with shareholders (both press releases and conference calls) and to assure shareholders that all material events relating to our company will be timely disclosed.  Thus, please (1) set and inform shareholders of a schedule when our company will regularly report to shareholders, (2) give shareholders written assurance both that Advanced Marketing will adhere to the schedule and that all material events will be timely disclosed.

Other companies that have been unable to file financial reports with the SEC have adhered to a regimen of regularly scheduled communication with shareholders with positive results; for example, as we mentioned, Interpool, Inc., a NYSE-listed company, was able to maintain the confidence of the market by having an investor call promptly following delisting and then setting and adhering to a schedule of such conference calls and other disclosures, even when there was nothing new to report.

As a Director of a public company, I believe that Directors have few opportunities to hear from shareholders; accordingly, all our company's Directors should be present on the initial conference call with shareholders and at least some of the subsequent conference call.

Our company has a credit agreement under which it is required to provide financial statements to its lenders on a regularly scheduled basis.  Since there has been no disclosure that this requirement has not been met or that this requirement has been waived, these statements must be available.  Since there is now no possibility of conflict between the financial reporting requirements of the Securities Exchange Act – since our company reporting requirements under that act have been suspended -- and these possibly less formal financial statements, please make these statements available now to all shareholders.

We understood from our calls that our company, once it has filed the reports it is required to file with the SEC, would consider filing a Form 10 and reregistering its shares of common stock.  Please report to shareholders the thought process behind, and the likelihood of, a reregistration, both currently and regularly in the future.

We reiterate, we are anxious to create a healthy and appropriate dialogue between shareholders and our stewards, a dialogue which has not existed recently and is especially important given the disastrous financial results the company has reported in recent years, the recent management changes, most recent decision to deregister and the length of time that has transpired since our company regularly reported its accurate and complete financials.

In addition to investing in small companies for over 25 years, I have been a member of the SEC Advisory Committee on Smaller Public Companies.  Accordingly, I am sympathetic to the plight of small companies in general and the amount of time senior management must spend on reporting requirements and the general regulatory burden of being a reporting company.  That said you must realize that shareholders need to be informed of financial and other events relating to our company on a timely and regular basis.

Your timely written response will be greatly appreciated.

Sincerely,
/s/ Robert E. Robotti
Robert E. Robotti
Managing Member of Ravenswood Management Company, L.L.C.,
General Partner of The Ravenswood Investment Company, L.P.